SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

 of the Securities Exchange Act of 1934

For the Month of August 2015

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached to Registrant's Form 6-K for the month of August 2015 and incorporated by reference herein is the Registrant's immediate report dated August 13, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:	/s/ Guy Bernstein
Guy Bernstein CEO

Dated: August 13, 2015

PRESS RELEASE

Formula Systems Reports Second Quarter Results for 2015

Or Yehuda, Israel, August 13, 2015 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions, today announced its results for the second quarter and first half of 2015.

Financial Highlights for the Second Quarter of 2015

•	Revenues for the second quarter ended June 30, 2015 increased 33.4% to $196.8 million, compared to $147.5 million in the same period last year. Revenues for the second quarter increased by approximately $43.4 million due to the consolidation of the results of operations of Sapiens, which were not consolidated during 2014.

•	Operating income for the second quarter ended June 30, 2015, increased 56.3% to $13.1 million compared to $8.4 million in the same period last year. Operating income for the second quarter increased by $4.8 million due to the consolidation of the results of operations of Sapiens, which were not consolidated during 2014.

•	Net income for the second quarter ended June 30, 2015 was $2.3 million, or $0.16 per fully diluted share, compared to $2.9 million, or $0.20 per fully diluted share, in the same period last year.

Financial Highlights for the Six-Month Period Ended June 30, 2015

•	Revenues for the six-month period ended June 30, 2015 increased 21.9% to $391.2 million, compared to $321.0 million in the same period last year. Revenues for the six-month period increased by approximately $84.4 million due to the consolidation of the results of operations of Sapiens, which were not consolidated during 2014, offset, in part, by $27.3 million that was included in the same period last year due to the consolidation of Magic's results of operations in part in the first quarter of 2014, and which were not consolidated in the six-month period ended June 30, 2015.

•	Operating income for the six-month period ended June 30, 2015, increased 71.8% to $26.4 million compared to $15.3 million in the same period last year. Operating income for the six-month period increased by $8.7 million due to the consolidation of the results of operations of Sapiens, which were not consolidated during 2014, offset, in part, by $4.0 million that were consolidated in the same period last year, due to the consolidation of Magic’s results of operations in part during the first quarter of 2014, and which were not consolidated in the six-month period ended June 30, 2015.

•	Net income for the six-month period ended June 30, 2015 was $8.5 million, or $0.58 per fully diluted share, compared to $65.8 million, or $4.55 per fully diluted share, in the same period last year. Net income for the initial six-month period of 2014 was positively impacted by net gain of $67.2 million recorded in relation to Magic Software’s March 2014 public offering pursuant to which Formula's holdings in Magic were reduced below 50%, which in turn resulted in Formula's investment in Magic being accounted from March 2014 under the equity method of accounting and the related re-measurement to fair value of Formula’s investment in Magic.

•	As of June 30, 2015 Formula held 50.0%, 50.0% and 45.6% of the outstanding ordinary shares of Matrix, Sapiens and Magic, respectively.

•	Consolidated cash and short-term and long-term investments in marketable securities totaled approximately $163.9 million as of June 30, 2015.

•	Formula standalone net debt totaled approximately $32.2 million as of June 30, 2015.

•	Total equity as of June 30, 2015 was $666.9 million (representing 59% of the total balance sheet).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased with the excellent performance across our entire portfolio of companies this quarter. Sapiens had another strong quarter featuring double-digit growth and increasing profitability as a result of improvements in their base business that has led to a more efficient cost structure. Strong demand across all of sapiens product portfolio along with expectations from the recent acquisition of Insseco, which is not reflected in the results of the second quarter, expanding their footprint in Europe, led Sapiens to increase their revenue guidance for the year of $176 million to $180 million which represent growth of approximately 20% on a constant currency basis. Matrix is also continuing its strong momentum with double-digit growth this quarter across all key indicators - revenue, gross margin, operating and net profit, plus strong operating cash flow. Matrix is expanding its activities in the US market, gaining market share there as well as locally in Israel, where it has been ranked as the leading IT services provider in the country for eight consecutive years and continues to widen the gap against its competitors. Magic reported a good second quarter. Magic continues to see strong growth in its professional services business and solid demand for its software products, in which it continues to invest. This quarter, Magic released a major update to its flagship Magic xpa Application Platform, with additional mobility features and performance enhancements based on innovative In-Memory Data Grid technology to meet the growing need for rapid cross-platform development.”

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

 FORMULA SYSTEMS (1985) LTD.

 CONSOLIDATED CONDENSED STATEMENTS OF INCOME

 U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited		Unaudited
Revenues	196,777	147,517	391,186	321,006
Cost of revenues	156,476	125,368	311,517	264,497

Gross profit	40,301	22,149	79,669	56,509
Research and development costs, net	2,385	0	5,006	787
Selling, general and administrative expenses	24,839	13,785	48,304	40,385
Other income (expenses), net	(1)	3	(1)	3

Operating income	13,076	8,367	26,358	15,340

Financial expenses, net	4,948	2,459	5,965	4,523

Income before taxes on income	8,128	5,908	20,393	10,817
Taxes on income	3,018	1,752	6,107	4,437

Income after taxes	5,110	4,156	14,286	6,380
Equity in gains of affiliated companies, net	1,974	937	4,234	66,609

Net income	7,084	5,093	18,520	72,989
Change in redeemable non-controlling interests	133	(354)	392	305
Net income attributable to non-controlling interests	4,656	2,545	9,610	6,915

Net income attributable to Formula's shareholders	2,295	2,902	8,518	65,769

Earnings per share (basic)	0.16	0.21	0.61	4.72
Earnings per share (diluted)	0.15	0.20	0.58	4.55
	.	.
Number of shares used in computing earnings per share (basic)	14,053,068	13,911,782	14,035,212	13,894,239
Number of shares used in computing earnings per share (diluted)	14,502,856	14,427,788	14,467,943	14,397,005

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	108,329	107,416
Marketable securities	16,173	15,784
Short-term deposit	12	6,454
Trade receivables	178,367	191,995
Other accounts receivable and prepaid expenses	44,415	36,458
Inventories	3,998	2,259
Total current assets	351,294	360,366

LONG-TERM INVESTMENTS:
Marketable securities	39,372	33,748
Deferred Taxes	14,223	12,738
Prepaid expenses and other accounts receivable	9,540	10,287
Total Long-Term Investments	63,135	56,773

INVESTMENTS IN AFFILIATED COMPANIES	170,827	169,143

SEVERANCE PAY FUND	63,058	65,322

PROPERTY, PLANTS AND EQUIPMENT, NET	20,465	19,879

NET INTANGIBLE ASSETS AND GOODWILL	464,057	449,256

TOTAL ASSETS	1,132,836	1,120,739

CURRENT LIABILITIES:
Liabilities to banks	61,115	41,818
Trade payables	47,950	52,335
Deferred revenues	35,721	34,556
Other accounts payable	92,512	89,235
Dividend payable	5,132	7,876
Total current liabilities	242,430	225,820

LONG-TERM LIABILITIES:
Liabilities to banks and others	89,248	108,203
Deferred taxes	29,106	31,118
Deferred revenue	5,784	4,838
Other long-term payables	11,357	7,932
Accrued severance pay	76,724	77,948
Total long-term liabilities	212,219	230,039

REDEEMABLE NON-CONTROLING INTEREST	11,250	10,313

EQUITY
Formula shareholders' equity	395,980	388,656
Non-controlling interests	270,957	265,911
Total equity	666,937	654,567

TOTAL LIABILITIES AND EQUITY	1,132,836	1,120,739